Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Share Consolidation

TORONTO, CANADA - May 13, 2010 - Lorus Therapeutics Inc. (TSX: LOR; OTCBB: LRUSF) (“Lorus” or the “Company”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announced today that in accordance with the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, its Board of Directors has approved a 1-for-30 share consolidation.  The timing for theeffective date for the share consolidation and the date upon which common shares are expected to begin trading on the Toronto Stock Exchange on a consolidation-adjusted basis will be announced in a subsequent news release. The share consolidation affects all of Lorus’ common shares, stock options and warrants outstanding at the effective time. Fractional shares will not be issued. In the event that a shareholder would otherwise be entitled to receive a fractional share upon the share consolidation, such fraction will be rounded down to the nearest whole number. The post-consolidation common shares will be represented by a new CUSIP, but there will be no changes in the stock symbols of the Company.

Letters of transmittal with respect to the consolidation will be mailed to all of the Corporation's registered shareholders shortly. All registered shareholders will be required to send the certificates representing their pre-consolidated common shares, along with a properly executed letter of transmittal, to the Corporation's registrar and transfer agent, Computershare Investor Services Inc. all in accordance with the instructions provided in the letter of transmittal. Additional copies of the letter of transmittal can be obtained through Computershare at 1-800-564-6253. All shareholders who submit a completed letter of transmittal along with their respective pre-consolidated share certificates to Computershare will receive their post-consolidated shares.

This news release is not an offer to sell or the solicitation of an offer to buy any securities of Lorus in the United States or in any other jurisdiction where an offer is unlawful.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR and on the OTCBB under the symbol LRUSF.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.sedar.com.  For SEDAR filings prior to July 10, 2007 you can find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Forward Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this press release contains, without limitation, forward-looking statements pertaining to:
•	the effective date for the share consolidation; and
•	the expected date upon which the post-consolidation common shares will begin trading on the Toronto Stock Exchange.
With respect to forward-looking statements contained in this press release, we have made assumptions regarding various matters. Although we believe that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, we cannot assure you that such expectations will prove to be correct.

Readers are cautioned not to place undue reliance on forward-looking statements included in this press release, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements. These risks and uncertainties include those identified in the public disclosure filed by the Company with securities regulatory authorities.

The forward-looking statements contained in this press release speak only as of the date of this press release. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com